E-REX, INC.
                            8890 Coral Way, Suite 220
                                 Miami, FL 33165
                              Phone: (305) 895-3350


                                  March 1, 2001


Via EDGAR and
Facsimile 202-942-9530
Mr. David S. Lyon
Senior Financial Analyst
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0408
450 Fifth Street, N.W.
Washington, D.C.  20549-0408

         Re:   E-Rex, Inc. (the "Company")
               Registration Statement on Form SB-2, filed on December 29, 2000 File No. 333-53048

Dear Mr. Lyon:

         I am in receipt of your letter dated January 29, 2001, containing numerous comments resulting from your review of the Registration Statement. Because of the substantive nature of the comments, the Company desires to withdraw the Registration Statement.

         Should you have any questions concerning this letter, please feel free to call.

                                            Very truly yours,

                                            /s/  Carl Dilley

                                            Carl Dilley, President

cc:  Larry B. Loftis, Esq.
     Brad Hathorn, Esq.
     Mr. Paul Fischer